One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

February 16, 2022

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Post-Effective Amendment No. 4

(File Nos. 333-255884 and 811-23661)

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Karen Rossotto of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 4 to the Registrant’s registration statement on Form N-1A. PEA No. 4 was filed in connection with the registration of shares of a new series of the Registrant, the Harbor Corporate Culture Leaders ETF (the “Fund”).

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 4.

COMMENT 1:	(Prospectus and SAI) In general, be more clear about what a corporate culture leader is. Further, please discuss the most important factors that demonstrate corporate culture leadership.

Response:	We have revised the disclosure as reflected in the attachment to be more clear about what a corporate culture leader is. The Registrant notes that the disclosure identifies certain characteristics associated with corporate culture leadership and that the significance of the characteristics varies with each reconstitution. Accordingly, the Registrant respectfully declines to add further details regarding the most important factors that demonstrate corporate culture leadership.

February 16, 2022 Page 2

COMMENT 2:	(Prospectus and SAI) Please disclose the data and data sources the Index uses to make its assessment of a corporate culture leader.

Response:	The Registrant notes that Irrational Capital is a third-party index provider and neither the Fund nor the Adviser is involved in the Index construction process. The Registrant understands that Irrational Capital uses both public and private data sources, as stated under “Indexing and Index Description – The Human Capital Factor Unconstrained Index.”

COMMENT 3:	(Prospectus and SAI) To the extent that data availability, accuracy and comparability may negatively impact the Fund’s strategy, please ensure that the Fund has robust risk disclosure on these topics.

Response:	The Registrant notes that such risks are addressed in the Fund’s Index Construction Risk. The Registrant also notes that such risks are further addressed in the additional disclosure provided in the response to Comment 10 below.

COMMENT 4:

(Prospectus—Fund Summary—Principal Investment Strategy)

The principal strategy states that large cap companies are defined by the Fund. Please disclose how the Index Provider defines large cap companies.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 5:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please explain the basis for considering companies with market capitalizations over $1 billion as large cap companies. If appropriate, please revise to state that the Fund may also invest in small- and mid-cap companies.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

February 16, 2022 Page 3

COMMENT 6:	(Prospectus—Fund Summary—Principal Investment Strategy) Please provide a copy of the Index’s white paper.

Response:	The Registrant previously submitted a correspondence dated February 14, 2022 containing the draft index methodology white paper for the Index.

COMMENT 7:

(Prospectus and SAI)

Please confirm in correspondence whether there are any material country, sector or other exposures associated with the Index, and, if so, consider the need for additional strategy and risk disclosure that addresses such exposures.

Response:

As noted above and in the strategy disclosure, the Index consists of U.S. companies. Based on the current Index constituent list, the Fund is expected to have significant exposure to the Information Technology sector. The Registrant has added disclosure to the strategy section, as reflected in the attachment. The Registrant has also added the following risk disclosure:

Information Technology Sector Risk: Companies in the information technology sector can be significantly affected by short product cycles, obsolescence of existing technology, impairment or loss of intellectual property rights, falling prices and profits, competition from new market entrants, government regulation, and other factors.

COMMENT 8:

(Prospectus—Fund Summary—Principal Investment Strategy)

The investment strategy states that “[t]he scoring methodology seeks to quantitatively measure the contribution of a company’s corporate culture to its financial performance.” Please explain how the Index measures this. If financial performance is the Fund’s goal, please state so.

Response:	The Registrant has revised the disclosure under “Indexing and Index Description – The Human Capital Factor Unconstrained Index” to provide more detail regarding Irrational Capital’s scoring methodology. The Registrant notes that the Fund’s goal is to seek to track the Index, not to outperform the market.

February 16, 2022 Page 4

COMMENT 9:

(Prospectus—Fund Summary—Principal Investment Strategy)

Please disclose by correspondence when the Index was developed and how the Index quantifies the listed criteria such as employee motivation and transparency.

Response:	The Index was developed in 2021. Please see the white paper previously submitted for information regarding how the Index quantifies the listed criteria.

COMMENT 10:

(Prospectus—Fund Summary—Principal Risks)

To the extent the Index relies on survey information, please consider the need for enhanced disclosure including, for example, the possibility of response bias and that financial results could deteriorate at an earlier time relative to a decline in survey data results.

Response:

The Registrant has incorporated this comment and added the following as a principal risk of the Fund:

Data Risk: The Index Provider relies heavily on information and data provided by third-parties. Such third-party data includes information derived from survey data. There is no guarantee that survey data will be accurate, complete or representative of a company’s status as a corporate culture leader. Survey data may be subject to certain biases, including response bias and non-response bias. Furthermore, information derived from survey data may not reflect the most current status of a company, and a company’s financial results may deteriorate prior to a corresponding decline in survey data results. Because the Index is reconstituted only annually, there could be a significant delay before a company’s current status is reflected in the Index. If survey data is unreliable or outdated, the Index may not be successful in providing the specified exposure.

COMMENT 11:	(Prospectus—Fund Summary—Principal Risks) The Index Tracking Risk refers to “other financial instruments held in the Fund’s portfolio.” Please disclose what these financial instruments are.

February 16, 2022 Page 5

Response:	The Registrant has removed the reference to “other financial instruments held in the Fund’s portfolio.

COMMENT 12:	(Prospectus—Fund Summary—Principal Investment Strategy) Please disclose any principal investments that are not equity investments, if applicable.

Response:	The Registrant confirms that there are no principal investments that are not equity investments.

COMMENT 13:

(Prospectus—Fund Summary—Performance)

In the “Fund Summary—Performance” section, in accordance with Form N-1A, please include a statement to the effect that the Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.

Response:	The Registrant respectfully declines to incorporate this comment because the Fund has no performance history. The Registrant notes this approach is consistent with industry practice for newly organized funds.

COMMENT 14:

(Prospectus—Additional Information about the Fund’s Investments)

The “Additional Information about the Fund’s Investments” section states that the Registrant’s Board of Trustees may change the Fund’s investment objective without shareholder approval. If shareholders will be given notice of the change, please disclose this.

Response:	The Registrant confirms that shareholders will be notified of changes to the Fund’s investment objective. The Registrant notes that Form N-1A requires disclosure of whether a fund’s investment objective may be changed without shareholder approval, but does not require disclosure of any notice period. Accordingly, the Registrant has not revised the disclosure in response to this comment.

February 16, 2022 Page 6

COMMENT 15:

(Prospectus—Additional Information about the Fund’s Investments—Indexing and Index Description)

In the “Additional Information about the Fund’s Investments—Indexing and Index Description” section, please disclose the Index methodology and describe how the Index is rules based.

Response:	The Registrant has revised the disclosure as reflected in the attachment.

COMMENT 16:

(Prospectus—The Adviser—Harbor Capital Advisors, Inc.)

Please provide the period of the shareholder report that will contain the factors considered by the Board of Trustees when approving the investment advisory agreement for the Fund.

Response:	The Registrant has incorporated this comment.

COMMENT 17:

(SAI—Additional Policies and Investment Techniques)

The “Additional Policies and Investment Techniques” section states that “[t]he Fund may temporarily depart from its normal investment policies and strategies,” however the principal investment strategy of the Fund states that “[t]he Fund does not take temporary defensive positions.” Please address this inconsistency and/or clarify.

Response:	The Registrant notes that the disclosure referenced states that “[t]he Fund may temporarily depart from its normal investment policies and strategies when the Fund’s Subadviser and/or the Adviser, as applicable, believes that doing so is in the Fund’s best interest, so long as the strategy or policy employed is consistent with the Fund’s investment objective.” (emphasis added) The Registrant notes that this is distinct from a temporary defensive position where the Fund would temporarily depart from its investment objective. Instead, it refers to the Fund’s use of different investment strategies (e.g., investment in derivatives) to achieve its investment objective. Accordingly, the Registrant respectfully declines to make any changes to this disclosure.

February 16, 2022 Page 7

COMMENT 18:

(SAI—Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that “privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.” Please remove such disclosure as it is the Staff’s view that privately issued mortgage-backed securities should be considered as a separate industry for purposes of testing compliance with the Fund’s concentration policy.

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. Each Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective.

February 16, 2022 Page 8

COMMENT 19:

(SAI—Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that “if the Fund has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Fund will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the offering, the Fund sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.” Please supplementally clarify what this disclosure is meant to convey.

Response:	This disclosure describes how the Fund plans to remain compliant with its investment limitations in certain situations. However, for clarity, the disclosure has been deleted.

COMMENT 20:

(SAI—Fundamental Investment Restrictions)

The “Fundamental Investment Restrictions” section states that “[t]he percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund’s acquisition of securities or instruments through a Voluntary Action.” Please clarify whether such actions will not violate the Fund’s investment restrictions, fundamental or otherwise.

Response:

The Registrant notes that participation in such actions will not violate the Fund’s investment restrictions, provided they are not fundamental restrictions or otherwise imposed by the Investment Company Act, the Internal Revenue Code, or related regulations. For clarity, the Registrant has revised the disclosure as follows:

From time to time, the Fund may voluntarily participate in actions (for example, rights offerings, conversion privileges, exchange offers, credit event settlements, etc.) where the issuer or counterparty offers securities or instruments to holders or counterparties, such as the Fund, and the acquisition is determined to be beneficial to Fund shareholders (“Voluntary Action”). ~~Notwithstanding any percentage investment limitation listed above or any percentage investment limitation of the Investment Company~~

February 16, 2022 Page 9

~~Act or rules thereunder, if the Fund has the opportunity to acquire a permitted security or instrument through a Voluntary Action, and the Fund will exceed a percentage investment limitation following the acquisition, it will not constitute a violation if, prior to the receipt of the securities or instruments and after announcement of the offering, the Fund sells an offsetting amount of assets that are subject to the investment limitation in question at least equal to the value of the securities or instruments to be acquired.~~ Unless otherwise indicated, all percentage limitations on Fund investments (as stated throughout this Statement of Additional Information or in the Prospectuses) that are not (i) specifically included in the above section or (ii) imposed by the Investment Company Act, rules thereunder, the Code or related regulations (the “Elective Investment Restrictions”), will apply only at the time a transaction is entered into ~~unless the transaction is a Voluntary Action~~. ~~In addition and notwithstanding the foregoing, for~~ For purposes of this policy, certain Non-Fundamental Investment Restrictions, as noted below, are also considered Elective Investment Restrictions. The percentage limitations and absolute prohibitions with respect to Elective Investment Restrictions are not applicable to the Fund’s acquisition of securities or instruments through a Voluntary Action.

COMMENT 21:

(SAI—Creations and Redemptions—Acceptance of Creation Orders)

Please delete the term “absolute” and sections (iii) and (iv) of the following disclosure: “The Fund and the Distributor reserve the absolute right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund, for example if ... (iii) acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund ... (v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund...” In proposing rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018) (“Proposing Release”). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what

February 16, 2022 Page 10

retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p.59 (Sep. 25, 2019).

Response:

The Registrant has revised the disclosure as follows:

The Fund and the Distributor reserve the ~~absolute~~ right to reject or revoke acceptance of a creation order transmitted to it in respect to the Fund~~, for example~~ if, including but not limited to, the following conditions are present: (i) the order is not in proper form in accordance with the procedures set forth in the Participant Agreement; (ii) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of such Fund; (iii) ~~acceptance of the Fund Deposit would have certain adverse tax consequences to such Fund; (iv)~~ acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(v) acceptance of the Fund Deposit would otherwise, in the discretion of the Fund or the Adviser, have an adverse effect on the Fund or the rights of beneficial owners of such Fund;~~ or ~~(vi)~~ (iv) in the event that circumstances outside the control of the Fund, the Transfer Agent, the Distributor or the Adviser make it for all practical purposes impossible to process creation orders.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron

 Stephanie A. Capistron

Cc:     Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith S. Dykstra, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Dechert LLP

February 16, 2022 Page 11

Attachment

Principal Investment Strategy

The Fund employs an indexing investment approach designed to track the performance of the Index. The Fund invests at least 80% of its total assets in securities that are included in the Index.

The Index is designed to deliver exposure to equity securities of ~~large cap~~ U.S. companies that ~~demonstrate high employee engagement,~~are “corporate culture leaders” based on scores produced by Irrational Capital LLC (“Irrational Capital” or the “Index Provider”). ~~Large cap companies are defined by the Fund as those~~“Corporate culture leaders” are those companies with high “Human Capital Factor” scores, which are determined by Irrational Capital in accordance with a rules-based methodology that seeks to identify companies that best manage their human capital, resulting in highly motivated and engaged employees. Companies with market capitalizations ~~over~~in excess of $1 billion at the time of Index reconstitution are eligible for inclusion in the Index. The Index is equally weighted and composed of approximately 70 to 100 companies with top ~~“~~Human Capital Factor~~”~~ scores at the time of Index reconstitution.

The Index Provider calculates Human Capital Factor scores based on a proprietary scoring methodology developed by Irrational Capital leveraging its research in behavioral science, data science and human capital. The scoring methodology seeks to quantitatively measure the contribution of a company’s corporate culture to its financial performance. Irrational Capital calculates Human Capital Factor scores based on a combination of multiple characteristics, such as

•	Employee engagement and motivation

•	Trust and transparency

•	Point of view diversity

•	Compensation fairness

The significance of the various characteristics varies with each reconstitution based on the most current data. The Index Provider expects to continue to refine its proprietary methods over time.

The Index has been created and licensed to the Adviser by Irrational Capital and is calculated, published and distributed by Solactive AG (“Solactive”). The Index is comprised of equity securities traded on U.S. public securities exchanges. The Fund may purchase American Depositary Receipts (ADRs), which are certificates typically issued by a bank or trust company that represent ownership interests in securities issued by a foreign or domestic company. The Fund may concentrate its investments in a particular sector, industry or group of industries from

February 16, 2022 Page 12

time to time to the extent that the Index concentrates in a sector, industry or group of industries. As of the date of this Prospectus, the Index is concentrated in the group of industries comprising the information technology sector. Under normal circumstances, the Index is reconstituted annually and rebalanced quarterly.

The Fund uses an indexing investment approach to attempt to approximate, before fees and expenses, the investment performance of the Index. The Fund generally will use a replication strategy, which means that the Fund seeks to hold each security found in the Index in approximately the same proportion as represented in the Index itself. There also may be instances in which Harbor Capital Advisors, Inc. (the “Adviser or “Harbor Capital”) may choose to underweight or overweight a security in the Index, purchase securities not in the Index that the Adviser believes are appropriate to substitute for certain securities in the Index or utilize various combinations of other available investment techniques in seeking to replicate as closely as possible, before fees and expenses, the performance of the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index. The Fund does not take temporary defensive positions when markets decline or appear overvalued.

***

Indexing and Index Description – The Human Capital Factor Unconstrained Index

The Human Capital Factor Unconstrained Index, created by Irrational Capital, is a thematic index based on a quantitative measurement of companies’ human capital. Under normal circumstances, the Index contains approximately 70 to 100 companies with high Human Capital Factor scores, as determined by a proprietary scoring methodology developed by Irrational Capital. Irrational Capital is not affiliated with the Adviser.

Irrational Capital constructs the Index utilizing a rules-based methodology summarized below.

•

Index Universe: The eligible “Index Universe” consists of all constituents of the Solactive GBS United States 1000 Index with a minimum market capitalization of $1 billion. Only common stocks and ADRs that are traded on public exchanges in the United States are eligible to be included in the Index. Shares of certain issuers may be excluded from the Index Universe based on impending corporate actions or certain other events anticipated to have a material impact on the shares. In addition, shares of companies for which Irrational Capital is unable to calculate a Human Capital Factor score are omitted from the Index.

February 16, 2022 Page 13

•

Index Construction Process: The Index construction process is designed to translate non-financial information into metrics that offer insight into financial performance, i.e., quantifying the impact of corporate culture and employee motivation. This involves the following steps:

•

Irrational Capital ~~leverages companies’ human capital data to establish a~~uses public and non-public data to calculate its Human Capital Factor score ~~for each company in its universe. Through its proprietary research into the behavior characteristics that may drive company performance, Irrational Capital seeks to quantify the impact of human capital and employee motivation on financial performance. Irrational Capital believes that the Human Capital Factor identifies businesses with high employee engagement. The Human Capital Factor score is comprised of multiple characteristics that the Index Provider believes to be fundamentally linked to human capital, which may include, among other factors, employee engagement and motivation, trust and transparency, point of view diversity, compensation fairness and other human elements.~~. Irrational Capital’s proprietary company scoring methodology is derived from assessments of intrinsic motivation (i.e., appreciation, pride, motivation, sense of caring, sense of purpose) and to a lesser degree, measurements of extrinsic employee motivation such as compensation. The data is aggregated, synthesized, and used to score publicly traded companies.

•

~~The Index Provider calculates Human Capital Factor scores annually. The Index Provider aggregates data from public and private data sources to build a robust dataset for analysis. The Index Provider employs its proprietary~~Proprietary, mathematical modeling and various data science ~~to evaluate and weight factors related to human capital that the Index Provider believes to be most predictive of companies with high scoring human capital. The final behavioral score resulting from their analysis is termed the “~~techniques are used to bring approximately 30 underlying Human Capital Factor~~.” Those approximately~~ characteristics into the final Human Capital Factor score. The combination of the characteristics is determined based on research into the relationship between those characteristics and value creation at a company. Irrational Capital reduces the dimensions into a single representative score for each company (the Human Capital Factor score).

•

Companies are scored by their Human Capital Factor performance. The same model is used across all sectors and industries. Companies with higher scores signal better human capital performance of a company.

•

The Index is composed of the 70 to 100 companies with the highest Human Capital Factor scores ~~are selected for inclusion in the Index~~. The total number of companies is determined in accordance with certain industry concentration limitations.

February 16, 2022 Page 14

•	The securities in the Index are equally weighted at the time of reconstitution and rebalancing.

~~The investment universe of the Index consists of the members of the Solactive GBS United States 1000 Index for which Irrational Capital is able to calculate a Human Capital Factor score. Only common stocks and ADRs that are traded on public exchanges in the United States are eligible to be included in the Index.~~

The Index Provider calculates Human Capital Factor scores annually. Under normal circumstances, the Index is reconstituted annually and rebalanced quarterly. The Index Provider may carry out additional ad hoc index rebalances or delay or cancel a scheduled rebalancing or reconstitution of the Index or the implementation of certain rules at its sole discretion. ~~The securities in the Index are weighted based equally as of the rebalancing date.~~ In general, the addition or removal of securities will occur on the rebalancing dates, and no changes will be made to the Index between rebalancing dates.

Irrational Capital has licensed the Index to the Adviser. The Fund is entitled to use the Index pursuant to a sub-licensing arrangement with the Adviser at no charge to the Fund. Harbor Corporate Culture Leaders ETF does not pay the Adviser for the use of the Index and all licensing costs associated with the Index are paid by the Adviser.

The Adviser has entered into an agreement with Solactive AG (“Solactive”) to calculate, publish and distribute the Index. The Fund is not sponsored, promoted, sold or supported in any other manner by Solactive nor does Solactive offer any express or implicit guarantee or assurance either with regard to the results of using the Index and/or its trademark or price at any time or in any other respect. Solactive uses its best efforts to ensure that the Index is calculated correctly. Solactive has no obligation to point out errors in the Index to third parties including but not limited to investors and/or financial intermediaries of the Fund. Neither publication of the Index by Solactive nor the licensing of the Index or its trademark for the purpose of use in connection with the Fund constitutes a recommendation by Solactive to invest capital in the Fund nor does it in any way represent an assurance or opinion of Solactive with regard to any investment in the Fund. Solactive is not affiliated with the Adviser. Neither the Fund nor Harbor Capital provides any warranty or guarantee against errors made by Irrational Capital in constructing the Index or Solactive in calculating the Index. Information regarding the Index is available at http://www.solactive.com.